Atna announces Private Placement

Vancouver, B.C. (October 28, 2003) - Atna Resources Ltd. (ATN:TSX) is pleased to announce that it has entered into an agreement with Pacific International Securities Inc. (the "Agent") to conduct a brokered private placement offering (the "Offering") for gross proceeds of up to $2,000,000 on a commercially reasonable best efforts basis.

Under the terms of the Offering, Atna will offer up to 5,714,286 units (the "Units") at the price of $0.35 per Unit. Each Unit consists of one common share and one-half of one non-transferable share purchase warrant ("the Warrant"). Each whole Warrant will entitle the holder to acquire an additional common share at $0.45 for a period of one year from the closing date. The common shares and Warrants comprising the Units will be subject to a four month hold period.

The Agent has a greenshoe option where, at any time prior to closing, it can elect to increase the Offering size by up to 15%, resulting in gross proceeds of $2,300,000 if the greenshoe option is fully exercised.

The Agent will be paid a commission equal to 10% of the gross proceeds of the Offering, payable as a combination of cash or Units, at the Agent's discretion, and agent's options ("Agent's Options") equal to 10% of the number of Units sold under the Offering. Each Agent's Option is exercisable into one unit (the "Agent's Unit") of Atna at $0.425 per Unit for a period of one year from the closing date. Each Agent's Unit received upon exercise of the Agent's Options shall be on the same terms as the Units sold to subscribers.

Atna has also agreed to pay the Agent a corporate finance fee of $15,000 plus GST, and 30,000 Units.

The use of proceeds for this financing will be exploration and development as well as working capital requirements.

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. The statement made in this press release may contain certain forward-looking statements that involve a number of risks and uncertainties. Actual events or results may differ from the Company’s expectations. Not for distribution to U.S. news wire services or dissemination in the United States.

For further information contact:

ATNA RESOURCES LTD.
Michael Williams, Vice President
Tel. 604-684-2285; Fax: 604-684-8887
E-mail:mwilliams@atna.com
http://www.atna.com